CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                     of The Securities Exchange Act of 1934

For the month of July, 2004                       Commission File Number 1-12090

                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of Registrant's name into English)

                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11954
                          (Address of principal office)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F X     Form 40-F ___

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ___    No X


      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_____ .)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Grupo Radio Centro, S.A. de C.V.
                                             (Registrant)

Date: July 20, 2004                          By:  /s/ Pedro Beltran Nasr
                                                  Name:  Pedro Beltran Nasr
                                                  Title: Chief Financial Officer

[LOGO]
GRUPO
RADIO
CENTRO

Earnings
Release

IR Contacts:

In Mexico
Pedro Beltran / Alfredo Azpeitia.
Grupo Radio Centro. S.A. de C.V.
Tel. (5255) 5728-4800 Ext. 7018

In New York:
Maria Barona
Melanie Carpenter
i-advize Corporate
Communications, Inc.
Tel: (212) 406-3690
Email: grc@i-advize.com

RC
Listed
NYSE
THE NEW YORK STOCK EXCHANGE

[LOGO]


For Immediate Release

July 19, 2004

--------------------------------------------------------------------------------
                    Grupo Radio Centro Reports Second Quarter
                           and First Half 2004 Results
--------------------------------------------------------------------------------



Mexico City, July 19, 2004 - Grupo Radio Centro,  S.A. de C.V.  (NYSE:  RC, BMV:
RCENTRO-A) (the "Company"), Mexico's leading radio broadcasting company, announced today its results of operations for the second quarter and first half ended June 30, 2004. All figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant pesos as of June 30, 2004.

For the second quarter of 2004, broadcasting revenue was Ps. 116,660,000, representing a decrease of 56.2% compared to Ps. 266,292,000 reported for the same period of 2003. This decrease was mainly attributable to higher advertising expenditures from political parties during 2003, in connection with the congressional elections that were held in July 2003, as well as lower broadcasting revenue due to the fact that the Company no longer received news services from Infored during the second quarter of 2004.

The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) during the second quarter of 2004 were Ps. 88,547,000, representing a decrease of 35.1% compared to Ps. 136,411,000 reported for the same period of 2003. This decrease was mainly attributable to lower costs from the production of the news program by Infored, which was produced for the Company until the end of the first quarter of 2004.

For the second quarter ended June 30, 2004, the Company reported broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 28,113,000, representing a decrease of 78.4% compared to a broadcasting income of Ps. 129,881,000 reported for the same period in 2003. This decline was mainly attributable to the decrease in broadcasting revenue.

                                                Grupo Radio Centro, S.A. de C.V.
                                      Second Quarter and First Half 2004 Results

Depreciation and amortization for the second quarter 2004 amounted to Ps. 23,233,000, an 18.0% decrease compared to Ps. 28,324,000 reported for the same period of 2003. This reduction was mainly due to the goodwill write-off in connection with a Company subsidiary during the second quarter 2003.

For the second quarter of 2004, the Company's corporate, general and administrative expenses were Ps. 4,703,000, compared to Ps. 17,914,000 reported for the same period of 2003. This 73.7% decrease was due to lower fees, since there were no payments made to Infored related to the production of news programming during the second quarter of 2004.

Primarily as a result of the decrease in broadcasting income, the Company reported operating income of Ps. 177,000 for the second quarter of 2004 compared to operating income of Ps. 83,643,000 reported for the same period of 2003.

The Company's comprehensive financing cost was Ps. 14,538,000, an increase of 100.2% compared to a comprehensive financing cost of Ps. 7,263,000 reported for the same period of 2003. This unfavorable change was primarily attributable to an increase in foreign exchange loss, net, from Ps. 219,000 in the second quarter 2003 to Ps. 7,062,000 for the same period of 2004 related to the contingent liability in connection with the arbitration proceeding decision, which was announced in March 2004.

During the period ended June 30, 2004, other expenses, net, were Ps. 11,382,000, compared to Ps. 17,972,000 reported for the same period in 2003. This 36.7% decrease was mainly attributed to lower legal expenses in 2004 compared to the same period of 2003.

The Company reported a loss before provisions for income tax and employee profit sharing of Ps. 25,743,000, compared to a gain before provisions for income tax and employee profit sharing of Ps. 58,408,000 reported for the second quarter 2003.

The Company recorded a reduction in provisions for income tax and employee profit sharing for the second quarter of 2004 of Ps. 2,738,000 compared to a provision of Ps. 2,138,000 for the same period of 2003.

As a result of the foregoing, the Company's net loss for the second quarter 2004 was Ps. 23,005,000, compared to net income of Ps. 56,270,000 reported for same period of 2003.

First Half Results

For the six months ended June 30, 2004, broadcasting revenue was Ps. 233,300,000, a 49.6% decrease compared to Ps. 462,490,000 reported for the same period of 2003. This decrease was mainly attributable to higher advertising expenditures from political parties during 2003, in connection with the congressional elections held in July 2003, as well as lower broadcasting revenue due to the fact that the Company no longer received news services from Infored since the end of the first quarter of 2004.

                                                Grupo Radio Centro, S.A. de C.V.
                                      Second Quarter and First Half 2004 Results

The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) were Ps. 201,119,000, a 20.3% decrease compared to Ps. 252,261,000 reported for the first half of 2003. This decrease in broadcasting expenses was primarily attributable to lower costs from the production of news programming, which Infored produced for the Company until the end of the first quarter of 2004.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) was Ps. 32,181,000, representing a decrease of 84.7% compared to Ps. 210,229,000 reported for the first half of 2003. This decrease was mainly attributable to the decrease in broadcasting revenue mainly from political advertising for the first half of 2004 compared to the same period of 2003.

Depreciation and amortization was Ps. 46,602,000, a decrease of 19.4% compared to Ps. 57,797,000 reported for the first half of 2003. This decrease was mainly due to the goodwill write-off in connection with a Company subsidiary during the first half of 2003.

The Company's corporate, general and administrative expenses during the first half of 2004 were Ps. 12,031,000, a decrease of 59.4% compared to Ps. 29,636,000 reported for the same period of 2003. This decrease was mainly due to lower fees paid to Infored, which ceased production of news services for the Company at the end of the first quarter of 2004.

As a result of the decrease in broadcasting income, the Company reported an operating loss of Ps. 26,452,000 for the first half of 2004, compared to operating income of Ps. 122,796,000 reported for the same period of 2003.

The Company's comprehensive financing cost was Ps. 17,960,000; a reduction of 11.7% compared to a comprehensive financing cost of Ps. 20,337,000 for the first half of 2003. This favorable change is mainly attributable to a reduction in the foreign exchange loss, net, to Ps. 5,401,000 from Ps. 7,413,000 for the first half of 2003.

Other expenses, net, for the first half of 2004 were Ps. 21,629,000, a 39.7% decrease compared to Ps. 35,843,000 reported for the same period of 2003. This decrease is attributable to severance payments made during the first quarter of 2003 in connection with personnel reductions, as well as lower legal expenses in 2004, compared to the same period of 2003.

For the first half of 2004, the Company reported a loss before provisions for income tax and employee profit sharing of Ps. 66,041,000, compared to income before provisions for income tax and employee profit sharing of Ps. 66,616,000 reported for the same period in 2003. During the first half of 2004, the Company recorded a reduction in provisions for income tax and employee profit sharing of Ps. 2,738,000 compared to a provision for income tax and employee profit sharing of Ps. 2,138,000 for the same period in 2003.

As a result of the foregoing, the Company had a net loss of Ps. 63,303,000 for the first half of 2004 compared to net income of Ps. 64,478,000 for the first half of 2003.

                                                Grupo Radio Centro, S.A. de C.V.
                                      Second Quarter and First Half 2004 Results

Other Matters:

From June 30, 2003 to June 30, 2004, the Company decreased its total bank debt by approximately Ps. 61.0 million, from Ps. 259.1 million to Ps. 198.1 million.

While the Company has the right to use the Monitor brand, and while it intends to reduce its use, the Company changed the names of the news programs on its radio stations XHRED-FM (Radio Red FM) and XERED-AM (Radio Red AM), as it believes that this decision is in the Company's best interests.

Company Description:

Grupo Radio Centro owns and/or operates 14 radio stations, 11 of which are located in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates Grupo RED radio stations and Organizacion Impulsora de Radio (OIR), a radio network which acts as the national sales representative for, and provides programming to Grupo Radio Centro-affiliated radio stations.

--------------------------------------------------------------------------------
Note on Forward Looking Statements:

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.
--------------------------------------------------------------------------------

                                                Grupo Radio Centro, S.A. de C.V.
                                      Second Quarter and First Half 2004 Results

--------------------------------------------------------------------------------
                        GRUPO RADIO CENTRO, S.A. DE C.V.
                      CONSOLIDATED UNAUDITED BALANCE SHEETS
                          as of June 30, 2004 and 2003
       in Mexican Pesos ("Ps.") with purchasing power as of June 30, 2004
          (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)
--------------------------------------------------------------------------------


                                                                          June 30
                                                           --------------------------------------
                                                                      2004                2003
                                                            U.S.$(1)         Ps.           Ps.
                                                           ----------    ----------    ----------
                             ASSETS
Current assets:
  Cash and temporary investments                                2,263        25,811       136,452
                                                           ----------    ----------    ----------

Accounts receivable:
  Broadcasting, net                                            12,592       143,698       243,376
  Other                                                           745         8,498         9,754
  Income tax recoverable                                        1,093        12,476             0
                                                           ----------    ----------    ----------
                                                               14,430       164,672       253,130

Guarantee deposit                                                 353         4,034         7,210
Prepaid expenses                                                  774         8,827        18,271
                                                           ----------    ----------    ----------
  Total current assets                                         17,820       203,344       415,063

Prepaid expenses                                                    0             0       104,288
Property and equipment                                         41,358       471,958       488,814
Deferred charges                                                1,268        14,467        17,748
Guarantee deposit                                                   0             0         4,206
Excess of cost over book value of subsidiaries                 65,113       743,045       815,349
Other assets                                                      277         3,161         3,274
                                                           ----------    ----------    ----------
                          Total assets                        125,836     1,435,975     1,848,742
                                                           ==========    ==========    ==========

                           LIABILITIES
Current:
  Notes payable                                                 4,961        56,618       134,936
  Advances from customers                                       3,544        40,438       105,319
  Other accounts payable and accrued expenses                   3,764        42,959        62,490
  Taxes payable                                                 1,189        13,567        60,534
  Contingent Liability                                         21,016       239,824             0
                                                           ----------    ----------    ----------
     Total current liabilities                                 34,474       393,406       363,279

Long-Term:
  Deferred income tax                                           1,675        19,109        48,028
  Notes payable                                                12,404       141,546       124,188
  Reserve for labor obligations                                 2,542        29,005        28,873
                                                           ----------    ----------    ----------
                          Total liabilities                    51,095       583,066       564,368
                                                           ----------    ----------    ----------

                      STOCKHOLDERS' EQUITY
Capital stock                                                  95,392     1,088,575     1,089,477
Retained earnings                                             (16,384)     (186,968)      243,410
Provision for repurchase of shares                              3,370        38,457        38,636
Accumulated effect of deferred income tax                      (8,067)      (92,063)      (92,063)
Surplus on restatement of capital                                 386         4,402         4,402
Minority interest                                                  44           506           512
                                                           ----------    ----------    ----------
     Total stockholders'  equity                               74,741       852,909     1,284,374
                                                           ----------    ----------    ----------
              Total liabilities and stockholders' equity      125,836     1,435,975     1,848,742
                                                           ==========    ==========    ==========

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.4116 per U.S. dollar, the noon buying rate for Mexican pesos on June 30, 2004.

                                                                          [LOGO]

                                                Grupo Radio Centro, S.A. de C.V.
                                      Second Quarter and First Half 2004 Results

--------------------------------------------------------------------------------
                        GRUPO RADIO CENTRO, S.A. DE C.V.
                   CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
                 for the three-month and six-month periods ended
                        June 30, 2004 and 2003 expressed
       in Mexican Pesos ("Ps.") with purchasing power as of June 30, 2004
          (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)
--------------------------------------------------------------------------------


                                                  ------------------------------------------------------------------
                                                            2nd Quarter                         First Half
                                                  ------------------------------------------------------------------
                                                            2004           2003             2004              2003
                                                    U.S.$ (1)     Ps.       Ps.       U.S.$ (1)    Ps.         Ps.
                                                  --------------------- ---------- ---------------------- ----------
Broadcasting revenue (2)                             10,224    116,660    266,292      20,444    233,300    462,490
Broadcasting expenses, excluding depreciation,
  amortization and corporate expenses                 7,759     88,547    136,411      17,624    201,119    252,261
                                                  ---------- ---------- ---------- ---------------------- ----------
Broadcasting income                                   2,465     28,113    129,881       2,820     32,181    210,229
                                                  .......... .......... .......... ...................... ..........

Depreciation and amortization                         2,036     23,233     28,324       4,084     46,602     57,797
Corporate general and administrative expenses           412      4,703     17,914       1,054     12,031     29,636
                                                  ---------- ---------- ---------- ---------------------- ----------
Operating  income (loss)                                 17        177     83,643      (2,318)   (26,452)   122,796
                                                  .......... .......... .......... ...................... ..........

Comprehensive financing cost:
  Interest expense                                     (689)    (7,861)    (6,858)     (1,245)   (14,226)   (15,014)
  Interest income (2)                                     8         95        198          23        267        678
  Foreign exchange (loss) income, net                  (618)    (7,062)      (219)       (473)    (5,401)    (7,413)
  Gain (loss) on monetary position                       25        290       (384)        123      1,400      1,412
                                                  ---------- ---------- ---------- ---------------------- ----------
                                                     (1,274)   (14,538)    (7,263)     (1,572)   (17,960)   (20,337)

Other expenses, net                                    (997)   (11,382)   (17,972)     (1,895)   (21,629)   (35,843)
                                                  ---------- ---------- ---------- ---------------------- ----------
(Loss) income before the following provisions        (2,254)   (25,743)    58,408      (5,785)   (66,041)    66,616

Provisions for income tax & employee profit
  sharing                                              (240)    (2,738)     2,138        (240)    (2,738)     2,138
                                                  ---------- ---------- ---------- ---------------------- ----------
Net (loss) income                                    (2,014)   (23,005)    56,270      (5,545)   (63,303)    64,478

Net (loss) income applicable to:
  Majority interest                                  (2,014)   (23,006)    56,271      (5,544)   (63,292)    64,477
  Minority interest                                       0          1         (1)         (1)       (11)         1
                                                  ---------- ---------- ---------- ---------------------- ----------
                                                     (2,014)   (23,005)    56,270      (5,545)   (63,303)    64,478
                                                  ========== ========== ========== ====================== ==========

Net income for the LTM per Series A Share (3)                                         ($0.204)    (2.323)     0.980
Net income for the LTM per ADS (3)                                                    ($1.832)   (20.903)     8.816
Weighted average common shares outstanding
  for the LTM (000's) (3)                                                                        162,625    163,763
.....................................................................................................................

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.4116 per U.S. dollar, the noon buying rate for Mexican pesos on June 30, 2004.

(2) Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the second quarter of 2004 and 2003 was Ps. 774,000 and Ps. 149,000, respectively. Interest earned and treated as broadcasting revenue for the six months ended June 30, 2004 and 2003 was Ps. 1,324,000 and Ps. 258,000, respectively.

(3) Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

                                                                          [LOGO]